Quarterly Earnings Report                                                                                  April 28, 2008
1Q08

Sales and Operating Income Increased 15.33% and 12.40%, Respectively

Financial Highlights:
(All figures are expressed in millions of Mexican pesos as of December 31, 2007. Comparisons are made with the same period of 2007, unless otherwise stated. Figures may vary due to rounding practices. “bp” stands for basis points)

o Sales for the quarter totaled $6,934.03 million
o Gross income increased 13.45%
o Gross margin for the quarter was 9.43%
o Quarterly operating expenses as a percentage of sales were 5.68%
o The operating margin for the quarter was 3.75%
o Net profit for the quarter reached $191.61 million
o Cash and cash equivalents at the end of the quarter was $178.03 million

Mexico City, Mexico, April 28, 2008. Grupo Casa Saba (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the first quarter of 2008.

QUARTERLY EARNINGS

NET SALES

During the first quarter, GCS’s sales were $6,934.03 million, an increase of 15.33%.

Sales for our Private Pharma division grew 18.11% during the first quarter of 2008, due to the consolidation of investments made within the sector over the course of the past several months as well as an increase in our market share.

Sales in our Health, Beauty, Consumer Goods, General Merchandise and Others division rose 4.26% compared to the first quarter of 2007.

Sales in our Government Pharma division increased 15.97% due to a significant increase in the number of units sold. This was due, in part, to an increase in sales to PEMEX.

Publication sales decreased 18.72% as a result of lower unit sales. This decrease was due to the calendar effect of Holy Week as well as a reduction in sales of political content magazines.

The sales mix changed this quarter, primarily as a result of an increase in Private Pharma sales, which represented 86.01% of total sales (compared to 83.99% during the first quarter of 2007). Government Pharma accounted for 2.68% (versus 2.66% during the first quarter of 2007), Health, Beauty, Consumer Goods, General Merchandise and Other represented 8.62% (compared to 9.53% in the first quarter of 2007) and Publications made up the remaining 2.69% (versus 3.82% during the first quarter of 2007).

SALES BY DIVISION

PRIVATE PHARMA

Sales in our Private Pharma division rose 18.11% during the first quarter of 2008, as a result of the consolidation of investments that were made within the sector during the past several months and an increase in our market share.

Sales reached $5,964.19 million and represented 86.01% of the Group’s total sales.

GOVERNMENT PHARMA

Sales in our Government Pharma division rose 15.97% due to a significant increase in the number of units sold. This growth was partly the result of an increase in sales to PEMEX.

Government Pharma sales reached $185.50 million during 1Q08 and accounted for 2.68% of our total sales.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Sales in our Health, Beauty, Consumer Goods, General Merchandise and Other division rose 4.26% versus the first quarter of 2007. Total sales for this division reached $597.59 million.

PUBLICATIONS

Publication sales decreased 18.72% as a result of lower unit sales. This decrease was due to the calendar effect of Holy Week as well as a reduction in sales of political content magazines.

This division’s participation as a percentage of total sales went from 3.82% in 1Q07 to 2.69% in the first quarter of 2008.

                                                  Division                               % of sales
                                              Private Pharma                             86.01%
                                          Government Pharma                          2.68%
                                Health, Beauty, Consumer Goods,
                                  General Merchandise and Other                  8.62%
                                                Publications                                2.62%

                                                   TOTAL                                    100.00%

GROSS INCOME

During the first quarter of the year, Grupo Casa Saba’s gross income rose 13.45% to reach $654.09 million. The company’s gross margin decreased by 16 b.p., to 9.43%.

OPERATING EXPENSES

Operating expenses reached $394.13 million, an increase of 14.16% versus the first quarter of 2007. This was partly the result of the investments that were made over the course of the past several months. Operating expenses represented 5.68% of our total sales.

OPERATING INCOME

Operating income increased significantly, by 12.40%, to reach $259.95 million during the period. The operating margin was 3.75%, 10 b.p. lower than the 3.85% margin posted in the first quarter of 2007.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Operating income plus depreciation and amortization for 1Q08 was $276.87 million, an increase of 7.14% compared to the first quarter of 2007. Depreciation and amortization for the period was $16.91 million, 37.65% lower than in the first quarter of 2007, which caused this line item to be lower.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the end of the first quarter of 2008 was $178.03 million.

COMPREHENSIVE COST OF FINANCING

During the first quarter of 2008, GCS’s comprehensive cost of financing (CCF) of $5.79 million was $2.19 million higher than the CCF registered during the first quarter of 2007.

OTHER EXPENSES (INCOME)

During the first quarter of 2008, the Company registered an income of $2.49 million in other expenses (income). The expenses (income) from this line item were derived from activities that are distinct from the company’s everyday business operations.

TAX PROVISIONS

During the first quarter, tax provisions were $65.03 million. These provisions included $100.70 million in current income tax and -$35.66 million in deferred income tax.

NET INCOME

GCS’s net income for the first quarter was $191.61 million, a significant increase of 13.02% versus the first quarter of 2007. The net margin for the period was 2.76%.

WORKING CAPITAL

During the first quarter of 2008 and compared to the first quarter of 2007, accounts receivable days rose by 1.9 days to reach 62.6 days. In addition, our accounts payable days increased by 2.9 days compared to 1Q07, to reach 49.9 days. Finally, our inventory days were 52.6 days, 2.3 days less than they were in 1Q07

The 265.4 million shares issued by Grupo Casa Saba are listed in the Mexican Stock Exchange and its ADRs in the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:
GRUPO CASA SABA                                  IR Communications:
Rodrigo Echagaray, IRO                               Jesús Martínez Rojas
+52 (55) 5284-6672                                      +52 (55) 5644-1247
rechagar@casasaba.com                             jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com

GRUPO CASA SABA S.A.B. DE C.V. and SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

(Figures expressed in thousands of Mexican Pesos as of December 2007)

ITEM	March 2008	March 2007	$ Change

TOTAL ASSETS	10,903,280	9,851,473	1,051,808
CURRENT ASSETS CASH AND CASH EQUIVALENTS ACCOUNTS RECEIVABLE (NET) INTERCOMPANY OTHER ACCOUNTS RECEIVABLE (NET) INVENTORIES OTHER CURRENT ASSETS	9,305,532 178,037 4,823,379 525,799 3,668,335 110,003	8,304,981 509,187 4,052,924 386,809 3,318,141 37,921	1,000,551 (331,151) 770,455 - 138,970 350,194 72,082
LONG TERM ACCOUNTS RECEIVABLE INVESTMENTS IN EQUITY SHARES AND UNCONSOLIDATED SUBSIDIARIES OTHER INVESTMENTS	-		- - - - -
NET PROPERY, PLANT AND EQUIPMENT PROPERTY MACHINERY AND EQUIPMENT OTHER EQUIPMENT ACCUMULATED DEPRECIATION BUILDINGS IN PROCESS DEFERRED ASSETS (NET) OTHER ASSETS	1,210,963 1,313,863 461,154 564,827 1,128,881 -- 218,231 168,554	1,187,225 1,302,145 407,872 516,123 1,038,916 178,094 181,172	23,739 11,718 53,281 48,705 89,966 - 40,137 (12,619)
TOTAL LIABILITIES	4,483,885	4,123,770	360,115
CURRENT LIABILITIES ACCOUNTS PAYABLE BANK DEBT DEBT SECURITIES ACCRUED TAXES OTHER CURRENT LIABILITIES LONG TERM LIABILITIES BANK DEBT DEBT SECURITIES OTHER DEBT DEFERRED LIABILITIES OTHER LIABILITIES	3,857,722 3,678,085 - 179,638 - - 626,162	3,399,809 3,081,665 27,074 119,035 172,035 723,961	457,913 596,420 (27,074) - (119,035) 7,603 - - - - (97,799)
SHAREHOLDER'S EQUITY

MINORITY STOCKHOLDER'S EQUITY
MAJORITY STOCKHOLDER'S EQUITY
PAID-IN CAPITAL
CAPITAL STOCK
RESTATEMENT IN CAPITAL STOCK
PREMIUM ON STOCK SOLD
RESERVE FOR RESTATEMENT ON SHAREHOLDER'S EQUITY
CAPITAL INCREASE (DECREASE)
CUMMULATIVE RESULTS AND EQUITY RESERVE
RESERVE FOR SHARES REPURCHASE
OVERAGE (DEFICIT) ON RESTATEMENT ON STOCKHOLDER'S EQUITY
NET INCOME

	6,419,395 - 6,419,395 1,992,325 167,903 955,862 868,561 -- 4,427,069 5,546,996 1,063,517 (2,375,060) 191,617	5,722,703 5,727,703 1,992,326 167,903 955,862 868,561 3,735,376 4,938,723 1,063,517 (2,436,408) 169,545	691,692 -- 226,988 (1) - -- 691,693 608,273 - 61,348 22,072

GRUPO CASA SABA, S.A.B. DE C.V.
(Figures expressed in thousands of Mexican Pesos as of December 2007)

	Jan-Mar		Jan-Mar		Change		Jan-Mar		Jan-Mar		Change
Income Statement NET SALES COST OF SALES Gross Profit	2007 6,012,489 5,435,941 576,529	% of sales 100.00% 90.41% 9.59%	2008 6,934,031 6,279,940 654,091	% of sales 100.00% 90.57% 9.43%	$ 921,561 843,999 77,562	% 15.33% 15.53% 13.45%	2007 6,012,489 5,435,941 576,529	% of sales 100.00% 90.41% 9.59%	2008 6,934,031 6,279,940 654,091	% of sales 100.00% 90.57% 9.43%	$ 921,561 843,999 77,562	% 15.33% 15.53% 13.45%
Operating Expenses Sell Expenses Administration Expenses OPERATING EXPENSES	141,301 203,944 345,245	2.35% 3.39% 5.74%	153,306 240,831 394,137	2.21% 3.47% 5.68%	12,005 36,886 48,891	8.50% 18.09% 14.16%	141,301 203,944 345,245	2.35% 3.39% 5.74%	153,306 240,831 394,137	2.21% 3.47% 5.68%	12,005 36,886 48,891	8.50% 18.09% 14.16%
Operating Income COMPREHENSIVE COST OF FINANCING Interest Paid Interest (Earned) Exchange Loss (Gain) Monetary Position (gain) Comprehensive Cost of Financing	231,283 2,805 -2,030 -269 3,096 3,602	3.85% 0.05% (0.03%) (0.00%) 0.05% (0.06%)	259,955 6,507 - 535 - 178 0 5,795	3.75% 0.09% (0.01%) 0.00% 0.00% 0.08%	28,671 3,702 1,495 91 - 3,096 2,192	12.40% 131.97% (73.65%) (33.98%) (100%) 60.86%	231,283 2,805 -2,030 -269 3,096 3,602	3.85% 0.05% (0.03%) (0.00%) 0.05% (0.06%)	259,955 6,507 - 535 - 178 0 5,795	3.75% 0.09% (0.01%) 0.00% 0.00% 0.08%	28,671 3,702 1,495 91 - 3,096 2,192	12.40% 131.97% (73.65%) (33.98%) (100%) 60.86%
OTHER EXPENSES (INCOME), net NET INCOME BEFORE TAXES AND EXTRAORDINARY ITEMS	-11,305 238,986	(0.19%) 3.97%	-2,494 256,654	(0.4%) 3.70%	8,811 17,668	(77.94%) (7.39%)	-11,305 238,986	(0.19%) 3.97%	-2,494 256,654	(0.4%) 3.70%	8,811 17,668	(77.94%) (7.39%)
PROVISIONS FOR: Income Tax Asset Tax Deferred Income Tax Profit sharing due Deferred Profit sharing due Total taxes	87,925 0 -19,765 1,282 0 69,442	1.46% 0.00% (0.33%) 0.02% 0.00% 1.15%	100,700 0 -35,663 0 0 65,037	1.45% 0.00% (0.51%) 0.00% 0.00% 0.94%	12,765 0 - 15,899 - 1,282 0 - 4,505	(14.53%) 0.00% 80.44% (100.%) (0.00%) (6.34%)	87,925 0 -19,765 1,282 0 69,442	1.46% 0.00% (0.33%) 0.02% 0.00% 1.15%	100,700 0 -35,663 0 0 65,037	1.45% 0.00% (0.51%) 0.00% 0.00% 0.94%	12,765 0 - 15,899 - 1,282 0 - 4,505	(14.53%) 0.00% 80.44% (100.%) (0.00%) (6.34%)
Net Income Before Extraordinary Items Extraordinary Items (Income) Net Income Depreciation and Amortization Operating Income plus Depreciation and Amortization	169,544 0 169,544 27,134 258,418	2.82% 0.00% 2 .82% 0.45% 4.30%	191,617 0 191,617 16,919 276,873	2.76% 0.00% 2 .76% 0.24% 3 .99%	22,073 0 22,073 (10,216) 18,456	13.02% 0.00% 13.02% 37.65% 7.14%	169,544 0 169,544 27,134 258,418	2.82% 0.00% 2 .82% 0.45% 4.30%	191,617 0 191,617 16,919 276,873	2.76% 0.00% 2 .76% 0.24% 3 .99%	22,073 0 22,073 (10,216) 18,456	13.02% 0.00% 13.02% 37.65% 7.14%